Exhibit 13


                                 OLSTEIN, INC.
                           105 CORPORATE PARK DRIVE
                            WHITE PLAINS, NY 10604



                                 July 12, 1995

The Olstein Funds
105 Corporate Park Drive
White Plains, NY 10604

Gentlemen:

     We propose to acquire 10,000 shares of beneficial interest (the "Shares") of The Olstein Financial Alert Fund (the "Fund"), a series of The Olstein Funds (the "Trust") at a purchase price of $10 per share for a total of $100,000. We will purchase the Shares in a private offering prior to the effectiveness of the Form N-1A registration statement filed by the Fund under the Securities Act of 1933. The Shares are being purchased pursuant to
Section 14 of the Investment Company Act of 1940 to serve as the seed money for the Fund prior to the commencement of the public offering of its shares.

     In connection with such purchase, we understand that: (i) we, the purchaser, intend to acquire the Shares for our own account as the sole beneficial owner thereof and have no present intention of redeeming or reselling the Shares so acquired; and (ii) in the event any of the initial 100,000 Shares are redeemed during the first five years, the Fund may charge against our redemption proceeds a pro rata portion of any unamortized organizational expenses which would be borne by such Shares during the balance of the initial five-year period were they not to be redeemed.

     We consent to the filing of this Investment Letter as an exhibit to the form N-N-1A registration statement of the Fund.

Sincerely,



Olstein, Inc.


By:/s/ Robert A. Olstein

   Robert A. Olstein
   President and Secretary